Exhibit 99.25

NEWS RELEASE

ALLIED GOLD ANNOUNCES THIRD QUARTER 2024 RESULTS: IMPLEMENTING OPERATIONAL IMPROVEMENTS, SECURING KEY REGULATORY APPROVALS, ADVANCING DEVELOPMENT AT KURMUK AND SADIOLA, AND STRENGTHENING FINANCIAL FLEXIBILITY THROUGH STRATEGIC INITIATIVES

TORONTO, ON – November 7, 2024 – Allied Gold Corporation (TSX: AAUC) (OTCQX: AAUCF) (“Allied” or the “Company”) is herein reporting its financial and operational results for the third quarter of 2024. Third quarter production of 85,147 was consistent with the first two quarters of 2024 and the comparative quarter of 2023. Year-to-date production of 258,459 was nearly 10,000 ounces higher than the comparative period of 2023.

Production in the third quarter included minimal contribution from Korali-Sud (previously referred to as Diba) at the Sadiola mine. Korali-Sud, a higher-grade oxide ore body, was expected to represent a significant component of the Company's production at Sadiola for 2024 and 2025, displacing some of the lower-grade ore originally planned to be fed through the plant. It is now expected to represent a significant component of production for the fourth quarter of 2024, continuing through 2025 and early 2026. This is anticipated to improve both production and cost efficiency. In the second quarter, the Company began operations and stockpiling from Korali-Sud, although operations were suspended early in the third quarter, as the Company was required to complete the permitting process for Korali-Sud under the new 2023 Mining Code. Now fully permitted, the Company has begun processing stockpiled material and broader production activities. Korali-Sud is planned as a bridge between current operations at Sadiola and the completion of the first phase expansion, which will allow the plant to process more of the fresh ore. This first phase expansion commenced in the fourth quarter of 2024 and is expected to be completed by the fourth quarter of 2025, which will allow for sustainable production at Sadiola of at least 200,000 ounces per year. Lastly, the Company continued to drill other areas of oxide mineralization at Sadiola, including Sekekoto West, FE4, FE2.5 and Tambali South, so that they can serve as backup ore feed for Korali-Sud, as the first phase expansion is completed.

Production exceeded sales of 78,939 ounces in the period due to the timing of shipments in relation to gold pours, particularly at Korali-Sud. AISC(1) per ounce, which is calculated on an ounce sold versus produced basis, was impacted by certain expenditures being divided by a lower denominator, which is expected to normalize in the fourth quarter. Total cost of sales, cash costs(1) and AISC(1) per gold ounce sold were $1,750, $1,514, and $1,811, respectively. For the nine months ended, total cost of sales, cash costs(1), and AISC(1) on a gold ounce sold basis were $1,635, $1,419, and $1,619, respectively, which better reflect the Company's costs, compared with elevated costs during the third quarter, which were impacted by administrative delays related to production at Korali-Sud.

Cost improvements are expected for the remainder of the year. At Sadiola, which will meaningfully impact the consolidated result, this will be achieved through the increased production resulting from the inclusion of oxide ore from Korali-Sud in addition to other operational improvements. Further, as expected and guided, Bonikro's sustaining capital and AISC(1) in the third quarter were impacted by capitalized stripping at PB5. The stripping activities being carried out during the year, and the expected ramp-up of stripping activities in the fourth quarter, will improve production and costs for the next few years, as high-grade ore will be exposed while significantly lower waste removal is planned.

The Company estimates production in the fourth quarter of 98,000 ounces to 102,000 ounces, making it the highest production quarter of the year and comfortably corroborating the Company’s position that the production platform of the Company’s current operations is in the 375,000-400,000 range, as previously disclosed. Mostly, production increases in the fourth quarter are attributable to more fulsome contributions to production from Korali-Sud which has had a nominal contribution to production year-to-date. Estimated production for the fourth quarter also accounts for reduced throughput when processing ores from Korali-Sud, as a result of clay content in those ores. Presently, ores from Korali-Sud are processed separately from ores from Sadiola under a tolling arrangement given different ownership of Sadiola and Korali-Sud. The Company is seeking approval from mining authorities to blend ores from the two deposits thereby optimizing throughput and production. The foregoing production profile is before any capital programs that will result in a step increase in production, notably from Kurmuk and the Sadiola expansion.

THIRD QUARTER HIGHLIGHTS

Financial Results

•	Third quarter net loss(2) was $108.0 million or $(0.43) per share basic and diluted.
•	Adjusted third quarter net earnings(1)(2) of $50.6 million or $0.20 per share basic and diluted, primarily reflecting adjustments for non-recurring items related to the Mali agreement (discussed below), tax adjustments, and unrealized losses on the revaluation of financial instruments.
•	EBITDA(1) for the three months ended September 30, 2024 was a loss of $69.1 million, an improvement over last year.
•	Adjusted EBITDA(1) was $52.1 million representing a significant increase from the prior year comparative period. The Company's strong Adjusted EBITDA(1) demonstrates its strong cash-flow generating ability and continued operational efficiency.
•	Operating cash flow before income tax paid and movements in working capital was $87.2 million, up significantly from the comparative prior period.
•	Net cash generated from operating activities for the three months ended September 30, 2024 was $72.6 million. This compares to an inflow of $2.2 million in the prior year comparative quarter. Current period cash from operating activities was positively impacted by higher realized gold prices and proceeds of the stream with Triple Flag that closed during the third quarter. Working capital impact was modest for the quarter, with mostly offsetting decreases due to the buildup of prepaid balances, VAT, stockpiles and finished goods inventory, and increases due to general timing of accounts payable.
•	Cash and cash equivalents totaled $95.4 million as of September 30, 2024. Cash balances increased significantly subsequent to quarter end with gross proceeds of approximately C$221 million received during October.

Operational Improvements and Significant Developments

Throughout 2024 and continuing in the third quarter, management made a series of improvements to its operational improvement plans to ensure a materially stronger fourth quarter and to position the Company to achieve its 2025 objectives and beyond, effectively strengthening and de-risking the production platform moving forward. These actions include:

•	Mining, Processing, Exploration and Administrative Improvements: The Company has been progressing to an operationally focused approach to the business and has implemented a series of improvements and optimizations, that once again support a strong fourth quarter and beyond. These include:

◦	Increases in mining and waste movement to achieve spatial compliance and access higher-grade ores, resulting in a lower-than-planned cost per ton.
◦	Processing plant optimizations have increased total tonnes milled across all operations throughout the year, which is expected to continue through the fourth quarter. Notably, operations in Côte d'Ivoire achieved substantial gains, with third-quarter milling rates up 15% at Agbaou and 39% at Bonikro compared to the first quarter.
◦	Consolidating and integrating critical activities, such as contract mining services awarded to Mota-Engil, a leading global mining and construction organization. Consolidating mining services with a well-capitalized partner is expected to enhance consistency, reliability, and to improve logistics and supply chain expertise, including customs and importation.

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◦	Exploration initiatives aimed at extending mine life, focusing on expanding the Mineral Reserves of oxide ore at Sadiola and advancing exploration at several high-quality targets within the Kurmuk project.

•	Leadership Strengthened to Drive Operational Performance:

◦	The Company has appointed Johannes Stoltz as Chief Operating Officer, leveraging his 28 years of mining experience and deep knowledge of Allied’s operations. Johannes' transition into the role has been occurring since the beginning of 2024, and he has been primarily responsible for optimizations and improvements initiated to improve operations from early this year, making strong progress toward achieving sustainable and predictable production goals starting in the third quarter. This appointment is part of an orderly succession plan that had begun at the beginning of the year as his predecessor was nearing retirement, and the company having determined that for its optimizations plan, and having improved its plant functions, a focus on mining was critical and its head of operations should be a qualified mining engineer.
◦	Allied has strengthened its Board of Directors by adding a new Board Member, Oumar Toguyeni. Mr. Toguyeni is a highly experienced global mining executive, with over 35 years of mining expertise. His career has included senior leadership positions at major international mining companies such as BHP, Alcoa Inc., IAMGOLD Corporation, and he has also recently been appointed to the Board of Directors of Hummingbird Resources. He very recently joined the board of that company in connection with the restructuring and recapitalization of the company initiated, and financially supported, by its largest shareholder. Beginning his career as an exploration geologist, Mr. Toguyeni has gained extensive experience in Europe, North and South America, the Caribbean, and particularly in West Africa, where he is based. His executive career includes senior operational and sustainability positions in Mali the result of which, together with his in country relationships, will assist in management of and board oversight over the Company’s in country efforts. Fluent in English and French, he brings a wealth of international experience and insight to the Board. He is a geologist and also holds a Master of Business Administration degree.
◦	The Company is further consolidating its management into its head office in Toronto, rationalizing legacy offices throughout the organization.
◦	Adoption of a governance approach aligned with best practices established by public companies, emphasizing rigorous risk management and sustainability practices.

•	Securing Fiscal and Regulatory Framework in Mali: During the third quarter, the Company entered into a definitive protocol agreement (the “Agreement”) with the Government of Mali (the “State”), providing for renewal of the exploitation permit for Sadiola, advancement of the nearby Korali-Sud property including the issuance of a definitive exploitation permit for large-scale mining and processing of mined ore at the Sadiola plant, and the fiscal and regulatory framework for the phased expansion of the operations. Subsequent to the Agreement, other producers in the country reached similar arrangements with the State. The Agreement establishes a strong foundation for certainty and consistency, and leads to the Company continuing to operate in-country and able to pursue growth plans that result in stronger production and cash flow. The Agreement provides several benefits for the Company, setting the stage for advancing the Company's operational and expansion plans:

◦	Permit Renewals: The Exploitation Permit for the Sadiola Gold Mine has been renewed for ten years, and allows for further renewals after the initial ten-year term until all Mineral Reserves are depleted. This renewal enables operational continuity and supports the Company's phased expansion plan, which provide for the realization of Sadiola’s inherent value.

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◦	Fiscal and Regulatory Stability: The Agreement provides fiscal and regulatory stability, in which royalties align with the new mining code, although also provides for derogations from certain royalties. The derogations have substantial financial value, as compared to the mining code itself. In addition, the Company's ownership of Sadiola remains at 80%, with the State owning a carried 20% (the State's ownership of Korali-Sud will be increased to 35% whereas the Company will retain 65%) and maintain rights to fiscal stability, mediation and arbitration. As the Company was the first to complete negotiations and discussions culminating in the Agreement, the Company also secured a most-favoured-nations right which allows for it to claim any right or benefit settled with other companies operating in-country. This framework supports the phased expansion at Sadiola, fostering increased production and cash flow and creating a foundation for optimization projects to enhance recoveries and throughput.
◦	Approval of Korali-Sud: Korali-Sud represents significant value and offers near-term production and cash flow, advancing strategic goals at Sadiola.
◦	Potential Upside through Joint Ventures: The Company believes that entering into the Agreement has certain qualitative benefits which include increased goodwill which applies, in addition to other areas, to the pursuit of other in-country mining opportunities with the recently formed State mining company. These include nearby deposits which would benefit Sadiola.
◦	Tax Stability: Under the Agreement, Mali has agreed to abandon all outstanding claims related to the Company’s customs, income and other tax matters up to the date of the Agreement, offering a clean slate for tax-related matters moving forward.

•	Kurmuk Progress: During the quarter, Allied continued the advancement of the Kurmuk Gold Project, progressing earthworks, camp construction, and supply chain activities according to schedule, including key agreements aimed at securing cost-effective operations. A signed 20-year Power Purchase Agreement with Ethiopian Electric Power ensures sustainable energy for Kurmuk at a fixed rate of US$0.04 per kWh, positioning it as one of the lowest-cost operations globally. Additionally, following a broad and competitive process, Allied selected Mota-Engil Group as its mining contractor, with preparations underway for mining operations to begin mid-2025. Mota-Engil, a multinational engineering and construction leader with nearly 80 years of expertise across Europe, Africa, and Latin America, will bring vital experience to Kurmuk, supporting commercial production goals by mid-2026. This selection aligns with Allied’s strategic assessment of its West African operations and the performance of existing mining contractors on-site. Year-to-date, $47.6 million has been invested in the project, excluding capitalized borrowing interest under IFRS. Fourth-quarter expenditures are expected to increase as construction activities continue to ramp-up. The project remains on track on physical progress, however 2024 capital expenditures are now expected to be approximately $100 million excluding capitalized interest, below the original estimate of $155 million. The difference is mostly the result of detailed and optimized execution planning, favorable contract negotiations which lowered upfront payments, preference for local contractor deployment with lower mobilization costs, and optimization of certain earthworks. Some of these payments have been deferred into the first half of 2025, and consequently, the project remains on budget.

•	Executing Financial Strategy: Allied continued to enhance financial flexibility to support growth plans this quarter through an overnight public offering for C$221 million and a $53 million gold streaming agreement with Triple Flag Precious Metals Corp. The Company is also in advanced discussions for a $150-$175 million gold stream on Kurmuk, covering approximately 6%-7% of its production, with a step-down to 4%-5%, and a $75 million gold prepay package. These initiatives validate significant opportunities across the asset portfolio and demonstrate Allied's ability to attract substantial investment at a low cost of capital, enhancing financial flexibility and accelerating cash flows.

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Operational Results and Outlook

As previously disclosed, production is expected to be back-end weighted, with quarter-over-quarter variances driven by mine sequencing, access to higher grades per the mining plan, and the implementation of operational improvements. Third-quarter results and year-to-date production were impacted by temporary suspension related to permitting in accessing higher-grade ore at the Korali-Sud (Diba) property, as well as previously disclosed power issues in Côte d'Ivoire.

	For three months ended September 30,		For nine months ended September 30,		YTD Percentage
	2024	2023	2024	2023	Improvement
Gold Ounces Produced	85,147	84,473	258,459	249,062	4%

•	Fourth Quarter Expectations:

◦	The Company expects production in the fourth quarter of 98,000-102,000 oz, making it the highest production quarter of the year.
◦	Run-rate production is expected to comfortably support the Company’s platform within the 375,000–400,000 oz range, as previously disclosed, even before the impact of capital programs anticipated to drive a step increase in production, particularly from Kurmuk and the Sadiola expansion.

•	2024 Production Expectations:

◦	Full-year production is expected to be 360,000–367,000 oz, an increase of approximately 20,000 oz at the midpoint, or over 5% from 2023 production levels.

•	Cost Expectations:

◦	Costs for the first half of the year were in line with expectations, and with anticipated strong production in the second half, full-year costs were initially projected within the guided range.
◦	However, challenges encountered during the third quarter, along with the updated full-year production expectation and anticipated effects of Mali’s 2023 Mining Code, are expected to increase full-year AISC(1) costs by approximately $200 per oz relative to prior expectations.
◦	Expenses are expected to continue trending lower through the remainder of the year, with quarter-over-quarter savings and improvements anticipated alongside a significant increase in fourth quarter production. As costs decrease and production rises, the per-ounce cost of general and administrative expenses is projected to decline at an even greater rate.

Advancement of Key Growth Initiatives

Kurmuk Development

The Company continues to make substantial progress on the Kurmuk Project, achieving key milestones to date, including:

•	Successful completion of early works and project setup

•	Completion and filling of the construction water dam

•	Substantial completion of key engineering packages

•	Procurement of major services and critical equipment

•	Final negotiations of key construction contracts in preparation for the fourth-quarter construction ramp-up

•	Establishment of the starter camp and advanced construction of the main camp

•	Initiation and steady progress on plant site and general facility earthworks

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The mining contract for Kurmuk has been awarded to Mota-Engil, a Portuguese-based engineering and construction company with demonstrated competency and robust financial capacity, following a comprehensive tendering process conducted by the Company. The award will advance pioneering earthworks at an early stage, allow sufficient time for the importation and mobilization of equipment well ahead of the timeframe when mining will begin, and also allow for the early establishment of infrastructure, support and training of personnel.

Year-to-date, $53.9 million has been invested in the project, including capitalized borrowing interest under IFRS, or $47.6 million excluding interest. Fourth-quarter expenditures are expected to rise, primarily supporting:

•	Further progress on earthworks, including main water dam excavations

•	Ramp-up of concrete, batch plant, and civil activities

•	Start of steel fabrication and other construction activities

•	Advancement of main camp construction

•	Procurement of other services and supplies

The Company remains on track with the physical progress of the Kurmuk Project; however, capital expenditures are lower than the original estimate for the year. Full-year direct project cash flow spending (excluding capitalized interest) is now expected to be approximately $100 million, compared to the original estimate of $155 million. This difference is primarily due to detailed and optimized execution planning, favorable contract negotiations with local contractors that reduced upfront payment requirements, a higher proportion of local contractor deployment with lower mobilization costs, and a redesign of certain earthworks, which reduced quantities and related schedule. Some of these payments have been deferred to the first half of 2025, and consequently, the project remains on budget.

The Kurmuk Project’s development plan involves a total capital investment of approximately $500 million. Anticipated production is expected to average 290,000 oz annually over the first five years, sustaining over 240,000 oz annually over a 10-year mine life at an AISC(1) of $950 per oz. The recently awarded mining contract to Mota-Engil, which provided competitive rates consistent with the Feasibility Study, along with the previously announced Power Purchase Agreement with Ethiopian Electric Power, further supports the project’s economics by securing an experienced and reputable mining contractor and reliable, affordable hydroelectric power. Grid connection is expected ahead of the first production in mid-2026.

Exploration efforts have also been positive, particularly at the Tsenge gold prospect, confirming high prospectivity and reinforcing Allied’s goal of significant Mineral Resource growth. These advancements underscore Allied's commitment to establishing Kurmuk as a major gold mineral province in Western Ethiopia.

With Kurmuk fully permitted, licensed, and progressing on plan and on budget, the Company remains well-positioned to achieve first production in mid-2026, delivering long-term value to stakeholders. Continued updates will be provided as construction and exploration activities advance in line with the project’s objectives.

Sadiola Protocol Agreement and Phased Expansion

During the third quarter, the Company entered into a definitive protocol agreement (the “Agreement”) with the Government of Mali (the “State”), providing for renewal of the exploitation permit for Sadiola, advancement of the nearby Korali-Sud property including the issuance of a definitive exploitation permit for large-scale mining and processing of mined ore at the Sadiola plant, and the fiscal and regulatory framework for the phased expansion of the operations. Subsequent to the Agreement, other producers in the country reached similar arrangements with the State. The Agreement establishes a strong foundation for certainty and consistency, and leads to the Company continuing to operate in-country and able to pursue growth plans that result in stronger production and cash flow.

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The Agreement also provides for certain payments to the State. On October 12, 2024 the Company made an initial upfront payment, and the Company intends to make an additional and final payment by March 31, 2025 from cash flows. In addition, the Company also settled certain tax and other obligations. In accordance with accounting standards, all amounts were expensed during the quarter. The aforementioned items resulted in an impact to current income tax expense of $33.7 million, and $81.9 million to other losses. Lastly, part of the Company's business plan, and reflected in the Agreement, is the Company undertaking to proceed with the phased expansion at Sadiola.

Present efforts have focused on increasing the inventory of oxide and fresh ores, significantly optimizing mining and processing, conducting several technical studies on processing fresh ores through existing facilities, and planning the development of a new plant for processing fresh ore exclusively. This includes implementing enhancements to existing facilities to benefit both the current plant and the planned new plant.

Meaningful improvements in production are targeted in the short term through the contribution from high-grade oxide ores from various sources, with the objective to support production levels between 200,000 and 230,000 ounces per year in the next two years, reduce AISC(1), increase revenue, and provide robust cash flows in 2024 and 2025 to support development projects across the Company.

The discovery of additional economic oxide mineralization has the potential to improve upon these targets. Exploration activities, resource modeling, and engineering studies are in progress for several areas and new discoveries of oxide ore, including those at S12, Sekekoto West, FE4, and Tambali South, among others. These developments are a key part of the Company's strategy, allowing for the optimized utilization of existing resources and infrastructure, further contributing to production and cost improvements for the next several years, and providing mine plan flexibility with more areas for mining.

The aforementioned approach will enable the mine to continue producing at elevated levels while incurring lower near-term capital costs. Following this period, with the commissioning of the Phase 1 Expansion, the Sadiola Gold Mine is expected to support an average production level between 200,000 and 230,000 ounces per year through 2028, although by processing more fresh ore with higher grades and lower recoveries. This strategy not only optimizes the use of existing Mineral Resources but also aligns with our commitment to extend the life of the mine and enhance its profitability.

Project pre-construction activities for the Phase 1 Expansion are progressing well, and with the Agreement now in place, formal modifications to the existing plant are expected to begin in the fourth quarter and extend into 2025. Allied expects to invest approximately $65 million through 2025 in this first phase of the Sadiola expansion. The updated engineering study for this phase has reconfirmed the design to treat up to 60% of fresh rock at a rate of up to 5.7 Mt/y in the existing process plant. With the completion of plant modifications in Phase 1, contributions of oxide ore from Korali-Sud and other recently discovered oxide deposits within the Sadiola mining license area, Sadiola is expected to produce up to 230,000 ounces of gold per year in the period before the new plant—contemplated in Phase 2—becomes operational. Upgrades in infrastructure to prepare the site for the next phase of investment will also be advanced during the Phase 1 Expansion.

The Phase 2 Expansion, planned as a new processing plant to be built beginning in late 2026 and dedicated to processing fresh rock and oxides at a rate of up to 10 Mt per year, targeted to start in the second-half of 2028, is expected to increase production to an average of 400,000 ounces per year for the first four years and 300,000 ounces per year on average for the mine's 19-year life, with AISC(1) expected to decrease to below $1,000 per gold ounce. Capital expenditures for this phase are estimated to be approximately $400 million inclusive of infrastructure upgrades.

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While the investment in the Sadiola Gold Mine Expansion Project is delineated in phases for planning purposes, it is critical to recognize that these phases are part of an integrated development effort aimed at significantly increasing the Sadiola Gold Mine's production, enhancing its profitability and longevity, and reaffirming the commitment to the Company's stakeholders. This is demonstrated by the over $127 million invested in the Sadiola Gold Mine to date, which has allowed for a material increase in production and Mineral Reserves and advance the project to the execution phase, the planned expenditure of $100 million between 2024 and 2025, and over $350 million expected to be spent from 2026 to 2028 by which time both the modified existing plant and new plant will be commissioned and functioning.

Further, the Company is investigating the merits of a more progressive expansion of the existing plant beyond the year 2025, with the objective to target similar ultimate production levels at improved capital intensity.

The Company is also advancing opportunities for optimization of the Sadiola Gold Mine Expansion Projects, including metallurgical test work and a pre-feasibility study to potentially increase recoveries by over 10 percentage points through the use of flotation and concentrate leaching. This study, supported by the Company's phased investment, seeks to improve the project's financial performance significantly. With this long-term and value-focused strategy, the Company is well-positioned to affirm that the advancement of the Sadiola Gold Mine Project is proceeding as planned, reinforcing Allied's commitment to operational excellence and long-term value creation.

Financing Strategy

The Company’s ability to unlock significant value from its expanding mineral inventory is supported by the financial flexibility needed to fund optimizations and growth initiatives. While Allied expects to finance much of this through cash flows based on recent gold prices, it is strategically enhancing its capital structure with a combination of financing options.

Recently, Allied raised approximately C$221 million through an overnight public offering and over-allotment, with proceeds directed toward optimizing Sadiola’s operations and advancing the Kurmuk construction project. This equity issuance not only increases trading liquidity and broadens Allied’s investor base—enhancing its eligibility for greater index inclusion with only modest dilution—but also reduces the Company’s dependency on cash flows. This flexibility allows Allied to focus on long-term shareholder value through growth and asset improvements, including extended mine life at Agbaou and expanded Sadiola operations.

Allied’s recent US$53 million streaming agreement with Triple Flag Precious Metals on Agbaou and Bonikro further supports its strategy of securing capital at a competitive cost, with minimal shareholder dilution. Building on this success, Allied is finalizing a $225-$250 million Kurmuk funding package, comprising a gold stream and prepay facility, to advance development of the Kurmuk project. Expected to close by the end of 2024, this package reflects Kurmuk’s strong geological potential and has attracted significant market interest.

The prepay facility will accelerate cash flows with a built-in gold price hedge, supporting Kurmuk’s anticipated mid-2026 construction timeline and balancing capital requirements. Allied’s strengthened financial position also provides flexibility to reinvest operational cash flows into potential Sadiola expansions, maximizing asset value and shareholder returns.

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Sustainability

•	The Company did not report any significant Environmental Incidents for the three and nine months ended September 30, 2024.
•	For the quarter ended September 30, 2024, the Company reported three Lost Time Injuries (“LTI”), resulting in a Lost Time Injury Rate (“LTIR”) of 0.75(4).

OPERATING RESULTS SUMMARY

	For three months ended September 30,		For nine months ended September 30,
	2024	2023	2024	2023
Gold ounces
Production	85,147	84,473	258,459	249,062
Sales	78,939	91,164	248,686	250,012
Per Gold Ounce Sold
Total Cost of Sales	$1,750	$1,593	$1,635	$1,587
Cash Costs(1)	$1,514	$1,424	$1,419	$1,426
AISC(1)	$1,811	$1,546	$1,619	$1,561

Average revenue per ounce	$2,390	$1,935	$2,247	$1,901
Average market price per ounce*	$2,474	$1,928	$2,299	$1,930

*Average market prices based on the LMBA PM Fix Price

Sadiola

For the three months ended September 30, 2024, Sadiola produced 39,138 ounces of gold, compared to the 43,525 ounces produced in the comparative prior year quarter. Production in the third quarter included minimal contribution from Korali-Sud at the Sadiola mine. Korali-Sud, an oxide, higher-grade ore body, that was expected to represent a significant component of the Company's production at Sadiola, displacing some of the lower-grade ore originally planned to be fed through the plant for 2024 and 2025, is now expected to represent a significant component of production for the fourth quarter of 2024, continuing through 2025 and early 2026. This is expected to improve both production and cost efficiency. Ore from Korali-Sud was exposed and made available for mining as planned in late June, to commence industrial-scale tests at the Sadiola plant. These tests were aimed at confirming and optimizing processing parameters. As a result, limited quantities of ore were processed during the second quarter to conduct these tests and assess the plant’s behavior and controls, particularly for the higher-grade ores, and these tests were successful. The plant trial yielded production at better-than-expected grades. Production from Korali-Sud has recommenced, at better grades and recoveries than expected, now that the Company has received the necessary authorizations for processing Korali-Sud ore at Sadiola. Operations were suspended early in the third quarter, as the Company was required to complete the permitting process for the ore body under the new 2023 Mining Code. Now that it is fully permitted, the Company has begun processing stockpiled material and broader production activities.

Ongoing exploration at Sekekoto West, FE4, and Tambali South aims to expand near-surface oxide gold resources, supporting short-term production growth and cash flow. During the third quarter, Sadiola increased total tonnes mined to accelerate waste stripping and enhance oxide availability for operational flexibility in 2025. Concurrently, plant automation enabled record tonnes milled, positioning the Company to recover from the oxide shortages stemming from earlier Korali-Sud delays.

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Gold sales for the current quarter were lower than production, solely resulting from timing of shipments and consequent sales.

Given the overall economic position of the State of Mali, and an assessment of recoverability, the Company agreed to not claim 16 billion CFA francs ($27.2 million) of VAT, and consequently impaired those credits in the quarter.

During the third quarter, exploratory and resource drilling programs were conducted on the Sadiola mining license. A total of 180 holes were drilled, covering 21,706 meters, with five exploration drill rigs. Drilling efforts were focused on the Sekekoto West, FE2.5, and Borokone prospects, as well as the Tambali deposit, with expanded programs on these sites during the quarter.

Exploratory drilling at Sekekoto West continues to extend strike length; while the area is closed off to the south, it remains open to the north along 50-meter spaced drill lines. Additional exploratory and resource drilling is planned in this area for the fourth quarter, following the end of the wet season. At FE2.5, infill resource drilling on 25-meter centers was completed on the central part of the eastern trend, and initial exploratory drilling was conducted along a second, parallel trend on the western contact. Deeper drilling in fresh rock has intersected sulphide mineralization in silicified and vein-impure carbonates, though at lower gold grades.

At Tambali, resource drilling for shallow sulphides continued on the deposit’s eastern flank. Mineralization has now been traced to the edge of the waste dump separating the Sadiola main pit and Tambali pits, presenting an opportunity to connect these zones with previously drilled areas in the Sadiola deposit hanging wall. Toward the end of the quarter, a coring rig was deployed for a round of resource core drilling to further define the sulphide resource at Tambali.

Finally, at Borokone, the first intersections of oxide mineralization were encountered, with further exploratory drilling scheduled for 2025.

Bonikro

Bonikro produced 27,369 ounces of gold during the three months ended September 30, 2024, compared with 23,628 ounces produced in the comparable quarter of the previous year. Third-quarter production represented a meaningful increase over both the second and first quarters, as the challenges and impact of in-country power issues were mitigated, and the stockpile was drawn down, providing greater flexibility and availability of ore for processing.

The sequential increase in gold production over the second and first quarters of 2024 was driven by high-grade ore from Stage 1, increased waste mining from Stages 3 and 5 to ensure a sustainable ore supply to the plant, stable ore supply with recoveries above plan, and increased plant throughput due to skill training and leadership changes. Furthermore, the stripping of Pushback 5 ("PB5") during 2024 will expose higher-grade material for 2025 and 2026. Although the 2024 cost profile reflects these activities, they are expected to significantly reduce the mine-site AISC(1) to below $1,050 per ounce by the end of the outlook period.

Several additional opportunities to optimize the plant are being pursued, including operational and maintenance improvements, comminution circuit optimization, increased gravity gold recovery, and better slurry density and viscosity control practices. Several of these initiatives have already been implemented or are under study, and they will ultimately lead to improvements in mill rates, as well as greater predictability of throughput and recoveries. During the second quarter, the sizing screen panels were modified from 40mm to 35mm, improving the mill rate by nearly 9% with the current ore blend. The Company expects to provide updates on further initiatives with year-end results.

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At Bonikro, expected cost reductions are to be achieved through the normalization of production with the more self-reliant power strategy. However, as expected and guided, Bonikro's sustaining capital and AISC(1) in the third quarter were impacted by capitalized stripping at PB5. The stripping activities being carried out during the year, and the expected ramp-up of stripping activities in the fourth quarter, will improve production and costs for the next few years, as high grade ore will be exposed while significantly lower waste removal is planned. The classification of stripping costs to sustaining capital was changed in the fourth quarter of 2023, with first production from the pushback achieved in that quarter. Prior year comparative costs associated with PB5, which did not have any ore production in the third quarter of 2023, were deemed as expansionary capital and consequently did not impact AISC(1). Further, the increase in DDA from the comparative prior quarter is related to amortization of the PB5 expansionary deferred stripping, which commenced in the fourth quarter of 2023.

During the third quarter, gold sales were slightly lower than production due to timing of production and shipments.

During the quarter, resource and exploration drilling was conducted on the Company’s mining and exploration licenses, with the following activity:

•	Hire Mining License: 231 holes, totaling 12,696 meters

•	Oume Exploration License: 66 holes, totaling 10,283 meters

At the Hire mine, core drilling was completed to the WSW of the Agbalé prospect, expected to be processed at Agbaou, and beneath the Akissi-So waste rock dump. Gold intersections in fresh rock suggest the likely presence of a linking mineralized structure between the Akissi-So and Agbalé deposits. Additional infill drilling is planned to further test this area with the aim of connecting these mineralized zones and expanding the resource. Three rigs were also active around the Assondji-So ROM pad, identifying a 300-meter strike of mineralization, which will be the focus of both exploratory and resource infill drilling in the fourth quarter.

At the Oume Project, drilling progressed at the Dougbafla West and North deposits, with infill drilling focused on upgrading inferred resources to indicated resources. Work at Dougbafla West concentrated on the oxide portion of the resource, while at Dougbafla North, core drilling and structural geological analysis enhanced understanding of mineralization geometry, informing resource estimation wireframing.

Additionally, target generation continued on the broader Hire mining license, with field teams actively exploring the Ditula prospect.

Agbaou

Agbaou produced 18,640 ounces of gold during the three months ended September 30, 2024, compared to 17,320 ounces in the corresponding quarter of the previous year. The increase is modest in relation to the comparative quarter but more significant when compared to the second quarter, as the impact of in-country grid power issues had been mitigated. During the third quarter, the mine demonstrated its operational mining capacity, with total tonnes mined continuing to increase, enabling the Company to expose all ore planned for 2024. Additionally, fleet performance improved due to the implementation of short-term interval controls. In terms of plant and processing, the mine achieved record throughput as a result of successful fragmentation strategies. Oxide ore feed is also ahead of schedule from Chapelle and Agbalé.

With most mine pits nearing the end of their pushback cycles, improvements in stripping ratios, ore mined, and grades have been observed, with expectations for continued enhancements in the upcoming quarters. In particular, the upcoming mining sequence at South Sat 3, Agbalé, Chapelle and WP7 will result in increased grades, contributing to the expected strong second-half production as guided. The completion of mining oxides and transitional ore across all pits has led to a shift towards a higher proportion of fresh material mining, contributing to reduced mining rates.

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Gold sales during the quarter were generally in line with production.

Costs for the third quarter were impacted by the inclusion of Agbalé ounces, and in particular the costs of sustaining capital expenditures related to its development, which are disproportionate to the production levels. However, with the Côte D’Ivoire mines now being with the same contractor, the Company expects synergies and the reduction of costs going forward. At Agbaou, expected cost reductions are to be achieved through the normalization of production after the aforementioned contractor changeover in the first quarter, process optimizations, and the normalization of the power matters. The Company has also kicked-off a further cost reduction project with the objective to reduce AISC.

The blend ratio feeding the Agbaou plant remains critical with quality oxide ore, which resulted in accelerating the mining plan of Agbalé Phase 2 into production, which has continuously delivered on grade, and has provided significant flexibility in the first quarter for the Agbaou plant blended ore requirements.

The Company is focused on extending the life of its mines in Côte d'Ivoire through strategic exploration and resource management, with new life-of-mine planning at Agbaou supporting total gold production of over 465,000 ounces through 2028 at a mine-site AISC(1) below $1,450 per ounce versus the most recent life-of-mine estimate which saw mining cease in mid-2026.

During the third quarter, the Company conducted resource and exploration drilling on the Agbaou mining license, with 17 holes totaling 2,358 meters.

At Agbaou, infill drilling at the North Pit Extension was ongoing at quarter end. Initial core drilling at the Agbaou South prospect has concluded, with final assays received, and a second phase is planned to further evaluate the prospect.

The exploration work and focus at both Agbaou and Bonikro continue to align with the Company's strategic aim to establish a sustainable production platform of 180,000 to 200,000 oz per annum over a mine life of more than 10 years.

For three months ended September 30, 2024	Production Gold Ounces	Sales Gold Ounces	Cost of Sales Per Gold Ounce Sold	Cash Cost(1) Per Gold Ounce Sold	AISC(1) Per Gold Ounce Sold
Sadiola Gold Mine	39,138	35,289	$1,588	$1,522	$1,793
Bonikro Gold Mine	27,369	25,457	$1,451	$940	$1,318
Agbaou Gold Mine	18,640	18,193	$2,485	$2,300	$2,537
Total	85,147	78,939	$1,750	$1,514	$1,811

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FINANCIAL SUMMARY AND KEY STATISTICS

Key financial operating statistics for the third quarter 2024 are outlined in the following tables.

(In thousands of US Dollars, except for shares and	For three months ended September 30,		For nine months ended September 30,
per share amounts) (Unaudited)	2024	2023	2024	2023
Revenue	$188,855	$176,685	$559,536	$476,017
Cost of sales, excluding depreciation, depletion and amortization ("DDA")	(122,583)	(134,343)	(363,789)	(368,197)
Gross profit excluding depreciation and amortization(1)	$66,272	$42,342	$195,747	$107,820
DDA	(15,596)	(10,884)	(42,735)	(28,597)
Gross profit	$50,676	$31,458	$153,012	$79,223
General and administrative expenses	$(16,307)	$(15,440)	$(45,708)	$(37,338)
Gain (loss) on revaluation of call and put options	—	(16,337)	—	(21,883)
Loss on revaluation of financial instruments and embedded derivatives	(5,835)	(240)	(9,717)	(2,053)
Other losses	(113,239)	(147,259)	(120,868)	(146,872)
Net loss before finance costs and income tax	$(84,705)	$(167,437)	$(23,281)	$(148,542)
Finance income (costs)	441	(4,559)	(12,278)	(17,271)
Net loss before income tax	(84,264)	(171,996)	(35,559)	(165,813)
Current income tax expense	$(38,141)	$(27,187)	$(65,521)	$(47,110)
Deferred income tax (expense) recovery	(4,755)	9,798	(10,503)	8,115
Net loss and total comprehensive loss for the period	$(127,160)	$(189,385)	$(111,583)	$(204,808)

(Loss) earnings and total comprehensive (loss) earnings attributable to:
Shareholders of the Company	$(107,965)	$(194,641)	$(105,352)	$(213,927)
Non-controlling interests	(19,195)	5,256	(6,231)	9,119
Net loss and total comprehensive loss for the period	$(127,160)	$(189,385)	$(111,583)	$(204,808)

Net loss per share attributable to shareholders of the Company
Basic and Diluted	$(0.43)	$(0.98)	$(0.42)	$(1.14)

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(In thousands of US Dollars, except per share	For three months ended September 30,		For nine months ended September 30,
amounts)	2024	2023	2024	2023
Net Loss attributable to Shareholders of the Company	$(107,965)	$(194,641)	$(105,352)	$(213,927)
Net Loss attributable to Shareholders of the Company per Share	$(0.43)	$(0.98)	$(0.42)	$(1.14)
(Gain) loss on revaluation of call and put options	—	16,337	—	21,883
Loss on revaluation of financial instrument	5,835	240	9,717	2,053
Foreign exchange	1,634	(1,188)	2,466	370
Share-based compensation	818	1,566	4,956	5,253
Mali agreement impact, VAT adjustments and Other	112,905	4,441	117,868	845
Tax adjustments	37,344	9,409	37,695	9,409
Total increase to Attributable Net Earnings (Loss)(2)	$158,536	$196,920	$172,702	$205,928
Total increase to Attributable Net Earnings (Loss)(2) per share	$0.63	$0.99	$0.69	$1.10
Adjusted Net Earnings (Loss)(1)	$50,571	$2,279	$67,350	$(7,999)
Adjusted Net Earnings (Loss)(1) per Share	$0.20	$0.01	$0.27	$(0.05)

Third Quarter 2024 Conference Call

The Company will host a conference call and webcast on Friday, November 8, 2024 at 9:00 a.m. ET.

Toll-free dial-in number (Canada/US):	1-800-898-3989
Local dial-in number:	416-406-0743
Toll Free (UK):	00-80042228835
Participant passcode:	5324345#
Webcast:	https://alliedgold.com/investors/presentations

Conference Call Replay

Toll-free dial-in number (Canada/US):	1-800-408-3053
Local dial-in number:	905-694-9451
Passcode:	6354190#

The conference call replay will be available from 12:00 p.m. EST on November 8, 2024, until 11:59 p.m. ET on December 8, 2024.

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Qualified Persons

Except as otherwise disclosed, all scientific and technical information contained in this press release has been reviewed and approved by Sébastien Bernier, P.Geo (Vice President, Technical Services). Mr. Bernier is an employee of Allied and a "Qualified Person" as defined by Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”).

About Allied Gold Corporation

Allied Gold is a Canadian-based gold producer with a significant growth profile and mineral endowment which operates a portfolio of three producing assets and development projects located in Côte d'Ivoire, Mali, and Ethiopia. Led by a team of mining executives with operational and development experience and proven success in creating value, Allied Gold aspires to become a mid-tier next generation gold producer in Africa and ultimately a leading senior global gold producer.

For further information, please contact:

Allied Gold Corporation

Royal Bank Plaza, North Tower

200 Bay Street, Suite 2200

Toronto, Ontario M5J 2J3 Canada

Email: ir@alliedgold.com

END NOTES

(1)	This is a non-GAAP financial performance measure. Refer to the Non-GAAP Financial Performance Measures section at the end of this news release.
(2)	Net earnings and adjustments to net earnings represent amounts attributable to Allied Corporate equity holders.
(3)	The Government of Ethiopia is entitled to a 7% equity participation in Kurmuk once the mine enters commercial production and upon completion of certain commitments such as public road upgrades and the installation of a power line.
(4)	Calculated on a 1,000,000 exposure-hour basis.
(5)	Historically, Cost of sales was presented inclusive of DA. Cost of sales is the sum of mine production costs, royalties, and refining cost, while DA refers to the sum of depreciation and amortization of mining interests. Starting in the prior year, these figures appear on the face of the Consolidated Financial Statements. The metric “Total cost of sales per ounce sold” is defined as Cost of sales inclusive of DA, divided by ounces sold.

NON-GAAP FINANCIAL PERFORMANCE MEASURES

The Company has included certain non-GAAP financial performance measures to supplement its Condensed Consolidated Interim Financial Statements, which are presented in accordance with IFRS, including the following:

•	Cash costs per gold ounce sold;
•	AISC per gold ounce sold;
•	Gross profit excluding DA;

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•	Sustaining, Expansionary and Exploration Capital Expenditures;
•	Adjusted Net Earnings (Loss) and Adjusted Net Earnings (Loss) per share; and
•	EBITDA and Adjusted EBITDA

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company.

Non-GAAP financial performance measures, including cash costs, AISC, Gross profit excluding DA, Sustaining, Expansionary and Exploration Capital Expenditures, Adjusted Net Earnings (Loss), Adjusted Net Earnings (Loss) per Share, EBITDA and Adjusted EBITDA, do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies. Non-GAAP financial performance measures intend to provide additional information, and should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and are not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

Management’s determination of the components of non-GAAP financial performance measures and other financial measures are evaluated on a periodic basis, influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes to the measures are described and retrospectively applied, as applicable. Subtotals and per unit measures may not calculate based on amounts presented in the following tables due to rounding.

The measures of cash costs and AISC, along with revenue from sales, are considered to be key indicators of a Company’s ability to generate operating earnings and cash flows from its mining operations. This data is furnished to provide additional information and is a non-GAAP financial performance measure.

CASH COSTS PER GOLD OUNCE SOLD

Cash costs include mine site operating costs such as mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations. Cash costs exclude DA, exploration costs, accretion and amortization of reclamation and remediation, and capital, development and exploration spend. Cash costs include only items directly related to each mine site, and do not include any cost associated with the general corporate overhead structure.

The Company discloses cash costs because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows. The most directly comparable IFRS measure is cost of sales. As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies, should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

Cash costs are computed on a weighted average basis, with the aforementioned costs, net of by-product revenue credits from sales of silver, being the numerator in the calculation, divided by gold ounces sold.

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AISC PER GOLD OUNCE SOLD

AISC figures are calculated generally in accordance with a standard developed by the World Gold Council (“WGC”), a non-regulatory, market development organization for the gold industry. Adoption of the standard is voluntary, and the standard is an attempt to create uniformity and a standard amongst the industry and those that adopt it. Nonetheless, the cost measures presented herein may not be comparable to other similarly titled measures of other companies. The Company is not a member of the WGC at this time.

AISC include cash costs (as defined above), mine sustaining capital expenditures (including stripping), sustaining mine-site exploration and evaluation expensed and capitalized, and accretion and amortization of reclamation and remediation. AISC exclude capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, DA, income tax payments, borrowing costs and dividend payments. AISC include only items directly related to each mine site, and do not include any cost associated with the general corporate overhead structure. As a result, Total AISC represent the weighted average of the three operating mines, and not a consolidated total for the Company. Consequently, this measure is not representative of all of the Company’s cash expenditures.

Sustaining capital expenditures are expenditures that do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s development projects as well as certain expenditures at the Company’s operating sites that are deemed expansionary in nature, such as the Sadiola Phased Expansion, the construction and development of Kurmuk and the PB5 pushback at Bonikro. Exploration capital expenditures represent exploration spend that has met criteria for capitalization under IFRS.

The Company discloses AISC, as it believes that the measure provides useful information and assists investors in understanding total sustaining expenditures of producing and selling gold from current operations, and evaluating the Company’s operating performance and its ability to generate cash flow. The most directly comparable IFRS measure is cost of sales. As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies, should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

AISC are computed on a weighted average basis, with the aforementioned costs, net of by-product revenue credits from sales of silver, being the numerator in the calculation, divided by gold ounces sold.

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The following tables provide detailed reconciliations from total costs of sales to cash costs(1) and AISC(1). Subtotals and per unit measures may not calculate based on amounts presented in the following tables due to rounding.

(In thousands of US Dollars, unless	For three months ended September 30, 2024				For three months ended September 30, 2023
otherwise noted)	Bonikro	Agbaou	Sadiola	Total	Bonikro	Agbaou	Sadiola	Total
Cost of Sales, excluding DA	$24,646	$43,291	$54,646	$122,583	$24,532	$34,914	$74,896	$134,342
DA	12,294	1,916	1,386	15,596	8,044	900	1,940	10,884
Cost of Sales	$36,940	$45,207	$56,032	$138,179	$32,576	$35,814	$76,836	$145,226
Cash Cost Adjustments
DA	$(12,294)	$(1,916)	$(1,386)	$(15,596)	$(8,044)	$(900)	$(1,940)	$(10,884)
Exploration Expenses	(586)	(1,638)	(881)	(3,105)	(502)	(2,535)	(2,067)	(5,104)
Agbaou Contingent Consideration	—	221	—	221	—	830	—	830
Silver by-Product credit	(122)	(39)	(59)	(220)	(123)	(54)	(94)	(271)
Total Cash Costs(1)	$23,938	$41,835	$53,706	$119,479	$23,907	$33,155	$72,735	$129,797

AISC(1) Adjustments
Reclamation & Remediation Accretion	$219	$319	$560	$1,098	$171	$242	$452	$865
Exploration Capital	1,842	—	—	1,842	296	—	560	856
Exploration Expenses	586	1,638	881	3,105	502	2,535	2,067	5,104
Sustaining Capital Expenditures	6,791	2,255	8,133	17,179	1,455	1,238	1,531	4,224
IFRS 16 Lease Adjustments	174	109	—	283	—	55	—	55
Total AISC(1)	$33,550	$46,156	$63,280	$142,986	$26,331	$37,225	$77,345	$140,901

Gold Ounces Sold	25,457	18,193	35,289	78,939	21,587	18,151	51,426	91,164

Cost of Sales per Gold Ounce Sold	$1,451	$2,485	$1,588	$1,750	$1,509	$1,973	$1,494	$1,593
Cash Cost(1) per Gold Ounce Sold	$940	$2,300	$1,522	$1,514	$1,107	$1,827	$1,414	$1,424
AISC(1) per Gold Ounce Sold	$1,318	$2,537	$1,793	$1,811	$1,220	$2,051	$1,504	$1,546

(In thousands of US Dollars, unless	For nine months ended September 30, 2024				For nine months ended September 30, 2023
otherwise noted)	Bonikro	Agbaou	Sadiola	Total	Bonikro	Agbaou	Sadiola	Total
Cost of Sales, excluding DA	$78,931	$115,239	$169,619	$363,789	$75,144	$105,574	$187,479	$368,197
DA	32,609	5,376	4,750	42,735	20,380	2,705	5,512	28,597
Cost of Sales	$111,540	$120,615	$174,369	$406,524	$95,524	$108,279	$192,991	$396,794
Cash Cost Adjustments
DA	$(32,609)	$(5,376)	$(4,750)	$(42,735)	$(20,380)	$(2,705)	$(5,512)	$(28,597)
Exploration Expenses	(973)	(6,509)	(3,507)	(10,989)	(909)	(6,569)	(5,930)	(13,408)
Agbaou Contingent Consideration	—	940	—	940	—	2,430	—	2,430
Silver by-Product credit	(323)	(131)	(286)	(740)	(350)	(136)	(231)	(717)
Total Cash Costs(1)	$77,635	$109,539	$165,826	$353,000	$73,885	$101,299	$181,318	$356,502

AISC(1) Adjustments to Total Cash Costs(1) noted above
Reclamation & Remediation Accretion	$655	$955	$1,681	$3,291	$514	$724	$1,357	$2,595
Exploration Capital	5,582	—	—	5,582	1,901	—	1,838	3,739
Exploration Expenses	973	6,509	3,507	10,989	909	6,569	5,930	13,408
Sustaining Capital Expenditures	14,376	4,470	10,601	29,447	3,369	4,268	6,193	13,830
IFRS 16 Lease Adjustments	174	165	—	339	—	83	—	83
Total AISC(1)	$99,395	$121,638	$181,615	$402,648	$80,578	$112,943	$196,636	$390,157

Gold Ounces Sold	65,797	52,223	130,666	248,686	65,966	54,245	129,801	250,012

Cost of Sales per Gold Ounce Sold	$1,695	$2,310	$1,334	$1,635	$1,448	$1,996	$1,487	$1,587
Cash Cost(1) per Gold Ounce Sold	$1,180	$2,098	$1,269	$1,419	$1,120	$1,867	$1,397	$1,426
AISC(1) per Gold Ounce Sold	$1,511	$2,329	$1,390	$1,619	$1,222	$2,082	$1,515	$1,561

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GROSS PROFIT EXCLUDING DDA

The Company uses the financial measure “Gross Profit excluding DDA” to supplement information in its financial statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance.

Gross profit excluding DDA is calculated as Gross Profit plus DDA.

The Company discloses Gross Profit excluding DDA because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows. The Company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows. The most directly comparable IFRS measure is Gross Profit. As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies, should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

The reconciliation of Gross Profit to Gross Profit Excluding DDA can be found on page 10 of this press release and in Section 1: Highlights and Relevant Updates of the Company’s MD&A, under the Summary of Financial Results and Section 4: Review of Operations and Mine Performance, for the relevant mines.

ADJUSTED NET EARNINGS (LOSS) AND ADJUSTED NET EARNINGS (LOSS) PER SHARE

The Company uses the financial measures “Adjusted Net Earnings (Loss)” and the non-GAAP ratio “Adjusted Net Earnings (Loss) per share” to supplement information in its financial statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance.

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Adjusted Net Earnings (Loss) and Adjusted Net Earnings (Loss) per share are calculated as Net Earnings (Loss) attributable to Shareholders of the Company, excluding non-recurring items, items not related to a particular periods and/or not directly related to the core mining business such as the following, with notation of Gains (Losses) as they would show up on the financial statements.

•	Gains (losses) related to the reverse takeover transaction events and other items,
•	Gains (losses) on the revaluation of historical call and put options,
•	Unrealized Gains (losses) on financial instruments and embedded derivatives,
•	Write-offs (reversals) on mineral interest, exploration and evaluation and other assets,
•	Gains (losses) on sale of assets,
•	Unrealized foreign exchange gains (losses),
•	Share-based (expense) and other share-based compensation,
•	Unrealized foreign exchange gains (losses) related to revaluation of deferred income tax asset and liability on non-monetary items,
•	Deferred income tax recovery (expense) on the translation of foreign currency inter-corporate debt,
•	One-time tax adjustments to historical deferred income tax balances relating to changes in enacted tax rates,
•	Non-recurring provisions,
•	Any other non-recurring adjustments and the tax impact of any of these adjustments calculated at the statutory effective rate for the same jurisdiction as the adjustment.

Non-recurring adjustments from unusual events or circumstances are reviewed from time to time based on materiality and the nature of the event or circumstance.

Management uses these measures for internal valuation of the core mining performance for the period and to assist with planning and forecasting of future operations. Management believes that the presentation of Adjusted Net Earnings (Loss) and Adjusted Net Earnings (Loss) per share provide useful information to investors because they exclude non-recurring items, items not related to or not indicative of current or future periods' results and/or not directly related to the core mining business and are a better indication of the Company’s profitability from operations as evaluated by internal management and the board of directors. The items excluded from the computation of Adjusted Net Earnings (Loss) and Adjusted Net Earnings (Loss) per share, which are otherwise included in the determination of Net Earnings (Loss) and Net Earnings (Loss) per share prepared in accordance with IFRS, are items that the Company does not consider to be meaningful in evaluating the Company’s past financial performance or the future prospects and may hinder a comparison of its period-to-period profitability.

The most directly comparable IFRS measure is Net Earnings (Loss). As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies, should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

The reconciliation of Net Loss to attributable to Shareholders of the Company to Adjusted Net Earnings (Loss) can be found on pages 10 and 11 of this press release and in Section 1: Highlights and Relevant Updates of the Company’s MD&A, under the Summary of Financial Results.

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EBITDA AND ADJUSTED EBITDA

The Company uses the financial measures “EBITDA” and "Adjusted EBITDA” to supplement information in its financial statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance.

EBITDA is calculated as Net Earnings (Loss), plus Finance Costs, DDA, Current income tax expense and Deferred income tax expense. Adjusted EBITDA calculated is further calculated as EBITDA, excluding non-recurring items, items not related to a particular periods and/or not directly related to the core mining business such as the following, with notation of Gains (Losses) as they would show up on the financial statements.

•	Gains (losses) on the revaluation of historical call and put options,
•	Unrealized Gains (losses) on financial instruments and embedded derivatives,
•	Write-offs (reversals) on mineral interest, exploration and evaluation and other assets,
•	Gains (losses) on sale of assets,
•	Unrealized foreign exchange gains (losses),
•	Share-based (expense) and other share-based compensation,
•	Unrealized foreign exchange gains (losses) related to revaluation of deferred income tax asset and liability on non-monetary items,
•	Non-recurring provisions,
•	Non-recurring adjustments from unusual events or circumstances are reviewed from time to time based on materiality and the nature of the event or circumstance.

Management uses these measures for internal valuation of the cash flow generation ability of the period and to assist with planning and forecasting of future operations. Management believes that the presentation of EBITDA and Adjusted EBITDA provide useful information to investors because they exclude non-recurring items, items not related to or not indicative of current or future periods' results and/or not directly related to the core mining business and are a better indication of the Company’s cash flow from operations as evaluated by internal management and the board of directors. The items excluded from the computation of Adjusted EBITDA, which are otherwise included in the determination of Net Earnings (Loss) prepared in accordance with IFRS, are items that the Company does not consider to be meaningful in evaluating the Company’s past financial performance or the future prospects and may hinder a comparison of its period-to-period performance comparisons.

The most directly comparable IFRS measure is Net Earnings (Loss). As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies, should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

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	For three months ended September 30,		For nine months ended September 30,
(In thousands of US Dollars)	2024	2023	2024	2023
Net Loss	$(127,160)	$(189,385)	$(111,583)	$(204,808)
Finance (income) costs, net	$(441)	$4,559	$12,278	$17,271
DDA	15,596	10,884	42,735	28,597
Current income tax expense	38,141	27,187	65,521	47,110
Deferred income tax (expense) recovery	4,755	(9,798)	10,503	(8,115)
EBITDA(1)	$(69,109)	$(156,553)	$19,454	$(119,945)

	For three months ended September 30,		For nine months ended September 30,
(In thousands of US Dollars)	2024	2023	2024	2023
EBITDA(1)	$(69,109)	$(156,553)	$19,454	$(119,945)
(Gain) loss on revaluation of call and put options	—	16,337	—	21,883
Loss on revaluation of financial instrument	5,835	240	9,717	2,053
Impairment of exploration and evaluation asset	—	19,619	—	19,619
Foreign exchange	1,634	(1,188)	2,466	370
Share-based compensation	818	1,566	4,956	5,253
Mali agreement impact, VAT adjustments and Other	112,905	4,441	117,868	845
Adjusted EBITDA(1)	$52,083	$(115,538)	$154,461	$(69,922)

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This press release contains “forward-looking information” including "future oriented financial information" under applicable Canadian securities legislation. Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking information, including, but not limited to, any information as to the Company’s strategy, objectives, plans or future financial or operating performance. Forward-looking statements are characterized by words such as “plan”, “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words or negative versions thereof, or statements that certain events or conditions “may”, “will”, “should”, “would” or “could” occur. In particular, forward looking information included in this press release includes, without limitation, statements with respect to:

•	the Company’s expectations in connection with the production and exploration, development and expansion plans at the Company’s projects discussed herein being met;
•	the Company’s plans to continue building on its base of significant gold production, development-stage properties, exploration properties and land positions in Mali, Côte d’Ivoire and Ethiopia through optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in Africa;
•	the Company’s expectations relating to the performance of its mineral properties;
•	the estimation of Mineral Reserves and Mineral Resources;
•	the timing and amount of estimated future production;
•	the estimation of the life of mine of the Company’s projects;

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•	the timing and amount of estimated future capital and operating costs;
•	the costs and timing of exploration and development activities;
•	the Company’s expectation regarding the timing of feasibility or pre-feasibility studies, conceptual studies or environmental impact assessments;
•	the effect of government regulations (or changes thereto) with respect to restrictions on production, export controls, income taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, land claims of local people, mine safety and receipt of necessary permits;
•	the Company’s community relations in the locations where it operates and the further development of the Company’s social responsibility programs; and
•	the Company’s expectations regarding the payment of any future dividends.

Forward-looking information is based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and is inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking information. These factors include the Company’s dependence on products produced from its key mining assets; fluctuating price of gold; risks relating to the exploration, development and operation of mineral properties, including but not limited to adverse environmental and climatic conditions, unusual and unexpected geologic conditions and equipment failures; risks relating to operating in emerging markets, particularly Africa, including risk of government expropriation or nationalization of mining operations; health, safety and environmental risks and hazards to which the Company’s operations are subject; the Company’s ability to maintain or increase present level of gold production; nature and climatic condition risks; counterparty, credit, liquidity and interest rate risks and access to financing; cost and availability of commodities; increases in costs of production, such as fuel, steel, power, labour and other consumables; risks associated with infectious diseases; uncertainty in the estimation of Mineral Reserves and Mineral Resources; the Company’s ability to replace and expand Mineral Resources and Mineral Reserves, as applicable, at its mines; factors that may affect the Company’s future production estimates, including but not limited to the quality of ore, production costs, infrastructure and availability of workforce and equipment; risks relating to partial ownerships and/or joint ventures at the Company’s operations; reliance on the Company’s existing infrastructure and supply chains at the Company’s operating mines; risks relating to the acquisition, holding and renewal of title to mining rights and permits, and changes to the mining legislative and regulatory regimes in the Company’s operating jurisdictions; limitations on insurance coverage; risks relating to illegal and artisanal mining; the Company’s compliance with anti-corruption laws; risks relating to the development, construction and start-up of new mines, including but not limited to the availability and performance of contractors and suppliers, the receipt of required governmental approvals and permits, and cost overruns; risks relating to acquisitions and divestures; title disputes or claims; risks relating to the termination of mining rights; risks relating to security and human rights; risks associated with processing and metallurgical recoveries; risks related to enforcing legal rights in foreign jurisdictions; competition in the precious metals mining industry; risks related to the Company’s ability to service its debt obligations; fluctuating currency exchange rates (including the US Dollar, Euro, West African CFA Franc and Ethiopian Birr exchange rates); the values of assets and liabilities based on projected future conditions and potential impairment charges; risks related to shareholder activism; timing and possible outcome of pending and outstanding litigation and labour disputes; risks related to the Company’s investments and use of derivatives; taxation risks; scrutiny from non-governmental organizations; labour and employment relations; risks related to third-party contractor arrangements; repatriation of funds from foreign subsidiaries; community relations; risks related to relying on local advisors and consultants in foreign jurisdictions; the impact of global financial, economic and political conditions, global liquidity, interest rates, inflation and other factors on the Company’s results of operations and market price of common shares; risks associated with financial projections; force majeure events; the Company’s plans with respect to dividend payment; transactions that may result in dilution to common shares; future sales of common shares by existing shareholders; the Company’s dependence on key management personnel and executives; possible conflicts of interest of directors and officers of the Company; the reliability of the Company’s disclosure and internal controls; compliance with international ESG disclosure standards and best practices; vulnerability of information systems including cyber attacks; as well as those risk factors discussed or referred to herein.

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Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that could cause actions, events or results to not be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking information if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking information. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES

This press release uses the terms “Measured”, “Indicated” and “Inferred” Mineral Resources as defined in accordance with NI 43-101. United States readers are advised that while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission does not recognize them. Under United States standards, mineralisation may not be classified as a “reserve” unless the determination has been made that the mineralisation could be economically and legally produced or extracted at the time the reserve calculation is made. United States readers are cautioned not to assume that all or any part of the mineral deposits in these categories will ever be converted into reserves. In addition, “Inferred Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Resource will ever be upgraded to a higher category. United States readers are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable.

NOTES ON MINERAL RESERVES AND MINERAL RESOURCES

Mineral Resources are stated effective as at December 31, 2023, reported at a 0.5 g/t cut-off grade, constrained within an $1,800/ounce pit shell and estimated in accordance with the 2014 Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards for Mineral Resources and Mineral Reserves (“CIM Standards”) and National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). Where Mineral Resources are stated alongside Mineral Reserves, those Mineral Resources are inclusive of, and not in addition to, the stated Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Mineral Reserves are stated effective as at December 31, 2023 and estimated in accordance with CIM Standards and NI 43-101. The Mineral Reserves:

•	are inclusive of the Mineral Resources which were converted in line with the material classifications based on the level of confidence within the Mineral Resource estimate;
•	reflect that portion of the Mineral Resources which can be economically extracted by open pit methods;

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•	consider the modifying factors and other parameters, including but not limited to the mining, metallurgical, social, environmental, statutory and financial aspects of the project;
•	include an allowance for mining dilution and ore loss; and
•	were reported using cut-off grades that vary by ore type due to variations in recoveries and operating costs. The cut-off grades and pit shells were based on a $1,500/ounce gold price, except for the Agbalé pit, which was based on a $1,800/ounce gold price.

Mineral Reserve and Mineral Resource estimates are shown on a 100% basis. Designated government entities and national minority shareholders hold the following interests in each of the mines: 20% of Sadiola, 10.11% of Bonikro and 15% of Agbaou. Only a portion of the government interests are carried. The Government of Ethiopia is entitled to a 7% equity participation in Kurmuk once the mine enters into commercial production and certain governmental commitments such as public road upgrades and installation of a power line are complete.

The Mineral Resource and Mineral Reserve estimates for each of the Company’s mineral properties have been approved by the qualified persons within the meaning of NI 43-101 as set forth below:

Qualified Person of Mineral Reserves	Qualified Person of Mineral Resources
John Cooke of Allied Gold Corporation, an employee of Allied	Steve Craig of Orelogy Consulting Pty Ltd., an employee of Allied

Mineral Reserves (Proven and Probable)

The following table sets forth the Mineral Reserve estimates for the Company’s mineral properties at December 31, 2023.

	Proven Mineral Reserves			Probable Mineral Reserves			Total Mineral Reserves
	Tonnes (kt)	Grade (g/t)	Content (k ounces)	Tonnes (kt)	Grade (g/t)	Content (k ounces)	Tonnes (kt)	Grade (g/t)	Content (k ounces)
Sadiola Mine	18,612	0.82	492	137,174	1.57	6,907	155,786	1.48	7,399
Kurmuk Project	21,864	1.51	1,063	38,670	1.35	1,678	60,534	1.41	2,742
Bonikro Mine	4,771	0.71	108	8,900	1.62	462	13,671	1.30	571
Agbaou Mine	1,815	2.01	117	6,092	1.79	351	7,907	1.84	469
Total Mineral Reserves	47,061	1.18	1,782	190,836	1.53	9,399	237,897	1.46	11,180

Notes:

•	Mineral Reserves are stated effective as at December 31, 2023 and estimated in accordance with CIM Standards and NI 43-101.
•	Shown on a 100% basis.
•	Reflects that portion of the Mineral Resource which can be economically extracted by open pit methods.
•	Considers the modifying factors and other parameters, including but not limited to the mining, metallurgical, social, environmental, statutory and financial aspects of the project.

Sadiola Mine:

•	Includes an allowance for mining dilution at 8% and ore loss at 3%
•	A base gold price of $1500/oz was used for the pit optimization, with the selected pit shells using values of $1320/oz (revenue factor 0.88) for Sadiola Main and $1500/oz (revenue factor 1.00) for FE3, FE4, Diba, Tambali and Sekekoto.

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•	The cut-off grades used for Mineral Reserves reporting were informed by a $1500/oz gold price and vary from 0.31 g/t to 0.73 g/t for different ore types due to differences in recoveries, costs for ore processing and ore haulage.

Kurmuk Project:

•	Includes an allowance for mining dilution at 18% and ore loss at 2%
•	A base gold price of $1500/oz was used for the pit optimization, with the selected pit shells using values of $1320/oz (revenue factor 0.88) for Ashashire and $1440/oz (revenue factor 0.96) for Dish Mountain.
•	The cut-off grades used for Mineral Reserves reporting were informed by a $1500/oz gold price and vary from 0.30 g/t to 0.45 g/t for different ore types due to differences in recoveries, costs for ore processing and ore haulage.

Bonikro Mine:

•	Includes an allowance for mining dilution at 8% and ore loss at 5%
•	A base gold price of $1500/oz was used for the Mineral Reserves for the Bonikro pit:

◦	With the selected pit shell using a value of $1388/oz (revenue factor 0.925).
◦	Cut-off grades vary from 0.68 to 0.74 g/t Au for different ore types due to differences in recoveries, costs for ore processing and ore haulage.

•	A base gold price of $1800/oz was used for the Mineral Reserves for the Agbalé pit:

◦	With the selected pit shell using a value of $1800/oz (revenue factor 1.00).
◦	Cut-off grades vary from 0.58 to 1.00 g/t Au for different ore types to the Agbaou processing plant due to differences in recoveries, costs for ore processing and ore haulage

Agbaou Mine:

•	Includes an allowance for mining dilution at 26% and ore loss at 1%
•	A base gold price of $1500/oz was used for the Mineral Reserves for the:

◦	Pit designs (revenue factor 1.00) apart from North Gate (Stage 41) and South Sat (Stage 215) pit designs which used a higher short-term gold price of $1800/oz and account for 49 koz or 10% of the Mineral Reserves.
◦	Cut-off grades which range from 0.49 to 0.74 g/t for different ore types due to differences in recoveries, costs for ore processing and ore haulage.

Mineral Resources (Measured, Indicated, Inferred)

The following table set forth the Measured and Indicated Mineral Resource estimates (inclusive of Mineral Reserves) and for the Company’s mineral properties at December 31, 2023.

	Measured Mineral Resources			Indicated Mineral Resources			Total Measured and Indicated
	Tonnes (kt)	Grade (g/t)	Content (k ounces)	Tonnes (kt)	Grade (g/t)	Content (k ounces)	Tonnes (kt)	Grade (g/t)	Content (k ounces)
Sadiola Mine	20,079	0.86	557	205,952	1.53	10,101	226,031	1.47	10,659
Kurmuk Project	20,472	1.74	1,148	37,439	1.64	1,972	57,911	1.68	3,120
Bonikro Mine	7,033	0.98	222	25,793	1.41	1,171	32,826	1.32	1,393
Agbaou Mine	2,219	2.15	154	11,130	1.96	701	13,349	1.99	855
Total Mineral Resources (M&I)	49,804	1.30	2,081	280,315	1.55	13,945	330,118	1.51	16,027

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The following table set forth the Inferred Mineral Resource estimates and for the Company’s mineral properties at December 31, 2023.

	Inferred Mineral Resources
	Tonnes (kt)	Grade (g/t)	Content (k ounces)
Sadiola Mine	16,177	1.12	581
Kurmuk Project	5,980	1.62	311
Bonikro Mine	19,588	1.30	816
Agbaou Mine	959	1.84	57
Total Mineral Resources (Inferred)	42,704	1.29	1,765

Notes:

•	Mineral Resources are estimated in accordance with CIM Standards and NI 43-101.
•	Shown on a 100% basis.
•	Are inclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
•	Are listed at 0.5 g/t Au cut-off grade, constrained within an US$1800/oz pit shell and depleted to 31 December 2023.
•	Rounding of numbers may lead to discrepancies when summing columns.

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